Exhibit 7

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m

Financing costs per consolidated income statement	1,788	1,932	429	1,512	2,419

One third of rental expense	607	615	629	553	466

Interest capitalized	8	25	138	—	—

Fixed charges(2)	2,403	2,572	1,196	2,065	2,885

Profit/(loss) before taxation from continuing operations	3,255	9,549	9,498	8,674	4,189

Share of profit in associates	(6,477)	(4,963)	(5,059)	(4,742)	(4,091)

Fixed charges	2,403	2,572	1,196	2,065	2,885

Dividends received from associates	4,827	4,023	1,424	1,436	647

Preference dividend requirements of a consolidated subsidiary	(88)	(86)	(89)	(86)	(82)

Interest capitalized	(8)	(25)	(138)	—	—

Earnings	3,912	11,070	6,832	7,347	3,548

Ratio of earnings to fixed charges	1.6	4.3	5.7	3.6	1.2

Deficiency between fixed charges and earnings	—	—	—	—	—

Notes:

1.	All of the financial information presented in this exhibit is unaudited.
2.	Fixed charges include (1) interest expensed (2) interest capitalized (3) amortised premiums, discounts and capitalised expenses related to indebtedness, (4) an estimate of the interest within rental expense, and (5) preference security dividend requirements of a consolidated subsidiary. These include the financings costs of subsidiaries and joint ventures.